Filed Pursuant to Rule 424(b)(3)

SEC File No. 333-185212

Prospectus Supplement No. 1

(To Prospectus dated July 29, 2013)

Plastec Technologies, Ltd.

13,935,057 Ordinary Shares and 1,181,122 Warrants (for Resale)

5,280,372 Ordinary Shares and 289,625 Warrants (for Issuance)

This Prospectus Supplement No. 1 amends and supplements the Prospectus dated July 29, 2013 relating to (A) 13,935,057 ordinary shares and 1,181,122 warrants of Plastec Technologies, Ltd. that may be sold from time to time by the Selling Securityholders set forth in the Prospectus and (B) the issuance of (i) 3,520,000 ordinary shares underlying outstanding warrants issued in our IPO pursuant to a prospectus dated November 19, 2009, (ii) 289,625 ordinary shares and 289,625 warrants underlying unit purchase options originally issued to the underwriters in our IPO and their designees and 289,625 ordinary shares underlying the warrants included in the unit purchase options, and (iii) 1,181,122 ordinary shares underlying warrants sold in a private placement taking place simultaneously with our IPO to certain of our insiders (or “Insider Warrants”) to the extent such warrants are transferred prior to exercise, so that such warrants and unit purchase options may be exercised by their holders.

We will not receive any proceeds from the sale of the securities under this prospectus, although we could receive up to $13,582,903 upon the exercise of all of the Insider Warrants, up to $4,344,375 upon the exercise of the unit purchase options issued to the representative of the underwriters of our IPO and their designees, up to $3,330,687.50 upon the exercise of the warrants issuable upon exercise of such unit purchase options and up to $40,480,000 upon the exercise of the warrants issued in our IPO. Any amounts we receive from such exercises will be used for working capital and other general corporate purposes.

The securities are being registered to permit the Selling Securityholders to sell the securities from time to time in the public market at prices determined by the prevailing market prices or in privately negotiated transactions. Information regarding the Selling Securityholders, the amounts of ordinary shares and warrants that may be sold by them and the times and manner in which they may offer and sell the ordinary shares and warrants under this prospectus is provided under the sections titled “Selling Securityholders” and “Plan of Distribution,” respectively, in the Prospectus. We do not know when or in what amount the Selling Securityholders may offer the securities for sale. The Selling Securityholders may sell any, all, or none of the securities offered by this prospectus.

Our ordinary shares and warrants are quoted on the OTC Bulletin Board under the symbols “PLTYF” and “PLTWF,” respectively. As of July 29, 2013, the closing sale price of our ordinary shares was $6.00 per share and the closing sale price of our warrants was $0.05 per warrant.

Filed Pursuant to Rule 424(b)(3)

SEC File No. 333-185212

This Prospectus Supplement No. 1 is being filed to include the information set forth in the Report of Foreign Private Issuer on Form 6-K filed on August 1, 2013, which is set forth below. This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus dated July 29, 2013, which is to be delivered with this prospectus supplement. This Prospectus Supplement No. 1 is not complete without, and may not be delivered or utilized except in conjunction with, the Prospectus, including any amendments or supplements thereto.

Investing in our securities involves significant risks. See the section entitled “Risk Factors” beginning on page 5 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is August 1, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2013

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Unaudited Financial Statements

This Report of Foreign Private Issuer on Form 6-K by Plastec Technologies, Ltd. (“we, “us”, “our” or the “Company”) contains the Company’s unaudited financial results for its fiscal year 2013 first quarter ended March 31, 2013. A copy of the press release issued by the Company announcing such financial results is attached to this report as Exhibit 99.1.

Forward Looking Statement

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot and does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Report on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the business in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the plastic industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	(Unaudited) March 31,	(Audited) December 31,
	2013	2012
	HK$	HK$

ASSETS

Current assets
Cash and cash equivalents	282,347	309,862
Trade receivables, net of allowances for doubtful accounts of HK$nil, and HK$nil as of December 31, 2012 and March 31, 2013 respectively	235,776	257,299
Inventories	81,144	97,467
Deposits, prepayment and other receivables	43,558	35,471
Total current assets	642,825	700,099

Property, plant and equipment, net	427,037	440,383
Prepaid lease payments, net	23,331	23,719
Other assets	12,192	14,503
Intangible assets	438	438
Total assets	1,105,823	1,179,142

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Bank borrowings	77,305	96,892
Trade payables	124,083	151,436
Other payables and accruals	88,927	115,715
Tax payable	35,700	25,225
Total current liabilities	326,015	389,268

Deferred tax liabilities	11,629	11,629
Total liabilities	337,644	400,897

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized 14,292,228 and 13,692,228 shares issued and outstanding as of December 31, 2012 and March 31, 2013 respectively)	107	112
Additional paid-in capital	61,775	85,332
Accumulated other comprehensive income	15,842	14,524
Retained earnings	690,455	678,277
Total shareholders’ equity	768,179	778,245

Total liabilities and shareholders’ equity	1,105,823	1,179,142

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3-month period ended March 31,
	2013		2012
	HK$		HK$

Revenues		294,686		260,133
Cost of revenues		(233,772)		(235,632)
Gross profit		60,914		24,501

Operating expenses, net
Selling, general and administrative expenses		(37,944)		(20,706)
Other income		86		587
Gain/(loss) on disposal of property, plant and equipment		(67)		549
Total operating expenses, net		(37,925)		(19,570)

Income from operations		22,989		4,931

Interest income		51		45
Interest expense		(388)		(660)
Income before income tax expense		22,652		4,316

Income tax expense		(10,474)		(1,574)
Net income		12,178		2,742

Other comprehensive income
Foreign currency translation adjustment		1,318		119
Comprehensive income attributable to Plastec Technologies, Ltd.		13,496		2,861

Net income per share:

Weighted average number of ordinary shares		13,785,561		15,028,884

Weighted average number of diluted ordinary shares		13,785,561		15,028,884

Basic income per share attributable to Plastec Technologies, Ltd.	HK$	0.9	HK$	0.2

Diluted income per share attributable to Plastec Technologies, Ltd.	HK$	0.9	HK$	0.2

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Shareholders’ equity
		HK$	HK$	HK$	HK$	HK$
Balance at April 30, 2012 and at May 1, 2012	14,352,903	112	77,967	15,514	618,454	712,047

Net income for the year	-	-	-	-	59,823	59,823
Share repurchases	(60,675)	-	(2,840)	-	-	(2,840)
Capital contribution	-	-	10,205	-	-	10,205
Cumulative translation adjustment	-	-	-	(990)	-	(990)
Balance at December 31, 2012 and at January 1, 2013	14,292,228	112	85,332	14,524	678,277	778,245

Net income for the period	-	-	-	-	12,178	12,178
Share repurchases	(600,000)	(5)	(28,075)	-	-	(28,080)
Capital contribution	-	-	4,518	-	-	4,518
Cumulative translation adjustment	-	-	-	1,318	-	1,318
Balance at March 31, 2013	13,692,228	107	61,775	15,842	690,455	768,179

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3-month period ended March 31,
	2013	2012
	HK$	HK$
Operating activities
Net income	12,178	2,742
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	32,217	39,764
Loss/(gain) on disposal of property, plant and equipment	67	(549)
Changes in operating assets and liabilities:
Trade receivables	21,523	(11,218)
Inventories	16,323	(486)
Deposits, prepayment and other receivables	(8,087)	(6,066)
Trade payables	(27,353)	(11,907)
Other payables and accruals	(26,788)	(6,477)
Tax payables	10,474	1,901
Net cash provided by operating activities	30,554	7,704

Investing activities
Purchase of property, plant and equipment	(11,954)	(30,325)
Proceeds from disposal of property, plant and equipment	350	1,147
Deposits for purchase of property, plant and equipment	(116)	(1,459)
Net cash used in investing activities	(11,720)	(30,637)

Financing activities
Repurchases of shares	(28,080)	(181)
Net repayment of bank borrowings	(19,587)	(20,427)
Repayment of capital lease obligations	-	(1,112)
Net cash used in financing activities	(47,667)	(21,720)

Net decrease in cash and cash equivalents	(28,833)	(44,653)

Effect of exchange rate changes on cash and cash equivalents	1,318	110

Cash and cash equivalents, beginning of period	309,862	187,072
Cash and cash equivalents, end of period	282,347	142,529

Supplementary disclosures of cash flow information:

Interest paid, net	337	615
Income taxes paid/(refunded)	-	(327)

Plastec Technologies, Ltd.

Management discussion and analysis

General

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“USGAAP”). The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that reported amounts of assets and liabilities at the date of the financial statements and the amount of expenses reported during the period. Actual results could differ from those estimates. Unless otherwise indicated, all financial information presented in HK$ may be converted to US$ using the exchange rate of 7.8 HK$ for every 1 US$.

Results of Operations

Operating results for the first quarter ended March 31, 2013 compared to the three months ended March 31, 2012

Revenue for the first quarter ended March 31, 2013 increased by HK$34.6 million or 13.3% to HK$294.7 million compared to the corresponding period in the prior year, as a result of increased sales orders from existing customers for their new products launchings, and new sales orders solicited from new customers.

Cost of revenue for the first quarter ended March 31, 2013 decreased by HK$1.9 million or 0.8% to HK$233.8 million compared to the corresponding period in the prior year. This was mainly attributable to our efforts in further streamlining the manufacturing process and controlling direct wages and factory overheads, within the product mix requirements during the period.

Gross profit increased by HK$36.4 million or 148.6% to HK$60.9 million and gross profit margin, at the same time, increased to 20.7% from 9.4% accordingly, from the corresponding period in the prior year. In addition to our efforts in reducing costs of revenue, the improvement resulted from better margins for those new products launched by our customers compared to lower margins product mix in the corresponding period in the prior year due to the difficult economic environment during that time.

Total selling, general and administrative expenses increased by HK$17.2 million or 83.3% to HK$37.9 million compared to the corresponding period in the prior year mainly as a result of increased salary and allowances for management and administration staff during the period.

Income tax expenses increased by HK$8.9 million or 565.4% to HK$10.5 million compared to the corresponding period in the prior year. Starting from January 2013, all our manufacturing operations in the PRC are no longer under processing arrangements but conducted through our wholly foreign-owned enterprises subsidiaries in the PRC. As such, the effective tax rate for the first quarter ended March 31, 2013 increased to 46.2% compared to 36.5% in the corresponding period in the prior year.

We recorded net income after tax of HK$12.2 million in the first quarter ended March 31, 2013, compared to net income after tax of HK$2.7 million in the corresponding period in prior year, or increased by 344.1%.

Balance sheet positions as at March 31, 2013 compared to December 31, 2012

Total assets decreased by HK$73.3 million or 6.2% to HK$1,105.8 million as at March 31, 2013 from HK$1,179.1 million compared to the corresponding period in the prior year, which were mainly attributed to a HK$27.5 million decrease in cash and cash equivalents after the cash paid for share repurchased during the period, a HK$21.5 million decrease in trade receivables, a HK$16.3 million decrease in inventories, and a HK$13.3 million decrease in net book value of fixed assets.

Total liabilities decreased by HK$63.3 million or 15.8% to HK$337.6 million as at March 31, 2013 from HK$400.9 million compared to the corresponding period in the prior year, which were mainly attributed to a HK$27.4 million decrease in trade payables, a HK$26.8 million decrease in other payables and accruals, a HK$19.6 million decrease in bank borrowings, against a HKS10.5 million increase in tax payable.

Cashflow analysis

We have relied primarily upon internally generated funds and bank borrowings to finance our operations and expansion.

For the first quarter ended March 31, 2013, we recorded HK$28.8 million cash outflow as compared to HK$44.7 million cash outflow in the same corresponding period in the prior year. We generated HK$30.6 million cash inflow from operating activities as compared to HK$7.7 million cash inflow in the same corresponding period in the prior year. The increase was mainly offset by net cash used in financing activities of HK$47.7 million including HK$28.1 million used in share repurchases in January 2013 and HK$19.6 million for net repayment of bank borrowings during the period, while our net cash used in financing activities was HK$21.7 million mainly for net repayment of bank borrowings in the same corresponding period in the prior year. Net cash used in investing activities for this first quarter was HK$11.7 million for purchase of property, plant and equipment, compared to HK$30.6 million in the same corresponding period in the prior year which included the new buildings construction in our Shenzhen plant in the PRC.

Off-Balance Sheet Arrangements

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. The Company has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its combined financial statements. Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with the Company. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name:	Kin Sun Sze-To
Title:	Chief Executive Officer

Dated: August 1, 2013

plastec technologies Reports UNAUDITED 2013 FIRST QUARTER FINANCIAL RESULTS

Hong Kong – August 1, 2013 – Plastec Technologies, Ltd. - (OTCBB: PLTYF (ordinary shares), PLTWF (warrants), PLTEF (units)) (“Plastec” or the “Company”), an integrated plastic manufacturing services provider that operates in the People’s Republic of China, today reported unaudited financial results for the three months ended March 31, 2013.

Financial and Operating Highlights for the Three Months Ended March 31, 2013

(all comparisons to same period of prior year)

•	Sales of $37.8 million, up 13.3% due to new customers and new product launches from existing clients
•	Gross margin of 20.7%, compared to 9.4%, resulting primarily from lower costs of revenue during the period
•	EBITDA of $7.1 million, compared to $5.6 million
•	Net income of $1.6 million, or $0.12 per diluted share based on 13.8 million diluted shares outstanding, compared to $0.4 million, or $0.03 per diluted share based on 15.0 million diluted shares outstanding
•	$3.9 million in cash generated from operations for the three months ended March 31, 2013
•	During the period, the Company repurchased 600,000 of its ordinary shares
•	$40.6 million in working capital and no long-term debt

See attached tables at the end of this release in Hong Kong dollars (HKD). All other amounts in this press release are presented in U.S. dollars (USD) with a conversion rate of US$1.0: HK$7.8 (see table below for reference).

($ in millions, except per share data)	3 months period ended March 31, 2013	3 months period ended March 31, 2012	Percentage Change

Sales	$37.8	$33.4	13.3%
Cost of Revenues	$30.0	$30.2	(0.8)%
Gross Profit	$7.8	$3.2	148.6%
Gross Profit Ratio	20.7%	9.4%

Income from Operations	$2.9	$0.6	366.2%
Operating Margin	7.8%	1.9%

Net Income	$1.6	$0.4	344.1%
Net Margin

Diluted EPS	$0.12	$0.03	350.0%
Adjusted EBITDA*	7.1	5.6	26.7%

* Reconciliation table at end of release

Balance Sheet Highlights

	3/31/2013	12/31/2012	Percentage Change

Cash and Cash Equivalents	$36.2	$39.7	(8.9)%
Total Current Assets	$82.4	$89.8	(8.2)%
Total Assets	$141.8	$151.2	(6.2)%
Working Capital	$40.6	$39.9	1.9%
Total Long-term Debt	0	0	0.0%
Total Liabilities	$43.3	$51.4	(15.8)%
Shareholders’ Equity	$98.5	$99.8	(1.3)%
Total Liabilities and Shareholders' Equity	$141.8	$151.2	(6.2)%

Plastec Technologies, Ltd.	Page 2
August 1, 2013

Management Comments

Mr. Kin Sun Sze-To, Chairman of Plastec, stated, “We are pleased to report solid financial and operating results for the quarter, largely driven by new product launchings from existing clients and the addition of new customers. Our results compared favorably to the prior year period in 2012, when the whole industry was subjected to difficult and unusual circumstances brought about by the Japanese earthquake and tsunami and flooding in Thailand. We continue to strive toward improving our operating performance, which includes maintaining a low cost structure while achieving higher margins through the completion of precision molding services and new product offerings from our customers.”

Financial Review

•	Total sales for the three months ended March 31, 2013 increased 13.3% to $37.8 million from $33.4 million in the prior-year period. This was largely due to an increase in sales orders from existing customers for new products launchings, as well as Plastec’s receipt of orders from new customers.

•	Gross profit margin for the three months ended March 31, 2013 was 20.7%, compared to 9.4% in the prior-year period. The increase in margin for the period was largely due to a reduction in costs of revenues resulting from the Company’s efforts to further streamline its manufacturing process and to improve control of direct wages and factory overheads.

•	Income from operations was $2.9 million, or 7.8% of revenues, during the three months ended March 31, 2013, compared to $0.6 million, or 1.9%, in the prior-year period.

•	EBITDA for the three months ended March 31, 2013 was $7.1 million, compared to $5.6 million in the prior-year period.

•	Net income for the three months ended March 31, 2013 was $1.6 million, or $0.12 per share based on approximately 13.8 million weighted average diluted shares outstanding, compared to $0.4 million, or $0.03 per share based on approximately 15.0 million weighted average diluted shares in the prior-year period.

Share Repurchase Update

In December 2012, the Company approved a twelve-month extension of its previously announced share repurchase plan through December 9, 2013, allowing Plastec to purchase up to $5 million of its ordinary shares in both open market and privately negotiated transactions at the discretion of the Company’s management and as market conditions allow. The Company also expanded the scope of the repurchase plan to include Plastec’s publicly-held warrants, with all other terms of the repurchase plan remaining unchanged. To date, the Company repurchased 758,775 shares and 80,000 warrants under its repurchase plan.

About Plastec

Originally founded in 1993 by Chairman and CEO, Mr. Kin Sun Sze-To, Plastec is an integrated plastic manufacturing services provider that operates in the People’s Republic of China through its wholly owned subsidiaries. With approximately 5,400 employees, Plastec provides precision plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing, as well as parts assembly.

Forward Looking Statements

This press release contains “forward-looking statements.” These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

Plastec Technologies, Ltd.	Page 3
August 1, 2013

CONTACT:

Plastec Technologies, Ltd.

HL Ning, Chief Financial Officer

ning@plastec.com.hk

Eli D. Scher, Director

eli@plastec.com.hk

INVESTOR RELATIONS:

The Equity Group Inc.

Adam Prior, Senior Vice President

(212) 836-9606

aprior@equityny.com

Katherine Yao, Associate

kyao@equityny.com

Plastec Technologies, Ltd.	Page 4
August 1, 2013

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3-month period ended March 31,
	2013	2012
	HK$	HK$

Revenues	294,686	260,133
Cost of revenues	(233,772)	(235,632)
Gross profit	60,914	24,501

Operating expenses, net
Selling, general and administrative expenses	(37,944)	(20,706)
Other income	86	587
Gain/(loss) on disposal of property, plant and equipment	(67)	549
Total operating expenses, net	(37,925)	(19,570)

Income from operations	22,989	4,931

Interest income	51	45
Interest expense	(388)	(660)
Income before income tax expense	22,652	4,316

Income tax expense	(10,474)	(1,574)
Net income	12,178	2,742

Other comprehensive income
Foreign currency translation adjustment	1,318	119
Comprehensive income attributable to Plastec Technologies, Ltd.	13,496	2,861

Net income per share:

Weighted average number of ordinary shares	13,785,561	15,028,884

Weighted average number of diluted ordinary shares	13,785,561	15,028,884

Basic income per share attributable to Plastec Technologies, Ltd.	HK$0.9	HK$0.2

Diluted income per share attributable to Plastec Technologies, Ltd.	HK$0.9	HK$0.2

Plastec Technologies, Ltd.	Page 5
August 1, 2013

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	(Unaudited) March 31,	(Audited) December 31,
	2013	2012
	HK$	HK$
ASSETS
Current assets
Cash and cash equivalents	282,347	309,862
Trade receivables, net of allowances for doubtful accounts of HK$nil, and HK$nil as of December 31, 2012 and March 31, 2013 respectively	235,776	257,299
Inventories	81,144	97,467
Deposits, prepayment and other receivables	43,558	35,471
Total current assets	642,825	700,099

Property, plant and equipment, net	427,037	440,383
Prepaid lease payments, net	23,331	23,719
Other assets	12,192	14,503
Intangible assets	438	438
Total assets	1,105,823	1,179,142
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank borrowings	77,305	96,892
Trade payables	124,083	151,436
Other payables and accruals	88,927	115,715
Tax payable	35,700	25,225
Total current liabilities	326,015	389,268

Deferred tax liabilities	11,629	11,629
Total liabilities	337,644	400,897

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized 14,292,228 and 13,692,228 shares issued and outstanding as of December 31, 2012 and March 31, 2013 respectively)	107	112

Additional paid-in capital	61,775	85,332
Accumulated other comprehensive income	15,842	14,524
Retained earnings	690,455	678,277
Total shareholders’ equity	768,179	778,245

Total liabilities and shareholders’ equity	1,105,823	1,179,142

Plastec Technologies, Ltd.	Page 6
August 1, 2013

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3-month period ended March 31,
	2013	2012
	HK$	HK$
Operating activities
Net income	12,178	2,742
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	32,217	39,764
Loss/(gain) on disposal of property, plant and equipment	67	(549)
Changes in operating assets and liabilities:
Trade receivables	21,523	(11,218)
Inventories	16,323	(486)
Deposits, prepayment and other receivables	(8,087)	(6,066)
Trade payables	(27,353)	(11,907)
Other payables and accruals	(26,788)	(6,477)
Tax payables	10,474	1,901
Net cash provided by operating activities	30,554	7,704

Investing activities
Purchase of property, plant and equipment	(11,954)	(30,325)
Proceeds from disposal of property, plant and equipment	350	1,147
Deposits for purchase of property, plant and equipment	(116)	(1,459)
Net cash used in investing activities	(11,720)	(30,637)

Financing activities
Repurchases of shares	(28,080)	(181)
Net repayment of bank borrowings	(19,587)	(20,427)
Repayment of capital lease obligations	-	(1,112)
Net cash used in financing activities	(47,667)	(21,720)

Net decrease in cash and cash equivalents	(28,833)	(44,653)
Effect of exchange rate changes on cash and cash equivalents	1,318	110
Cash and cash equivalents, beginning of period	309,862	187,072
Cash and cash equivalents, end of period	282,347	142,529

Supplementary disclosures of cash flow information:
Interest paid, net	337	615
Income taxes paid/(refunded)	-	(327)

Plastec Technologies, Ltd.	Page 7
August 1, 2013

PLASTEC TECHNOLOGIES, LTD.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (Unaudited)

(Hong Kong dollars in thousands)

		3 Months Ended
		March 31,
		2013	2012
		HK$	HK$

Net Income (note)		12,159	1,606
Plus	Interest expenses	388	660
Minus	Interest incomes	(51)	(45)
Plus	Income tax expenses	10,474	1,574
Income from operations		22,970	3,795

Plus	Depreciation and Amortization	32,217	39,764
Adjusted EBITDA		55,187	43,559

Note: Excl. other incomes and gain / (loss) on disposals

This press release includes financial information (EBITDA) not derived in accordance with generally accepted accounting principles or international financial reporting standards. Plastec believes that the presentation of such financial information provides more useful information to investors as it indicates more clearly Plastec’s future performance. EBITDA was derived by taking earnings before interest expense (net), taxes, depreciation and amortization